

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2012

Via E-mail
Adam S. Grossman
Chief Executive Officer
ADMA Biologics, Inc.
65 Commerce Way
Hackensack, New Jersey 07601

> **Re: ADMA Biologics, Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed June 5, 2012**
> **File No. 333-180449**

Dear Mr. Grossman:

We have reviewed your responses to the comments in our letter dated May 22, 2012 and have the following additional comments.

Outside Cover Page of Prospectus

1. We note your response to our prior comment 3. We note on page 75 that you issued shares in the 2012 Financing at $9.60 per share to Burrill, Aisling, and the Grossman Group and that these selling shareholders are initially offering your securities at $9.60 per share. Please explain how $9.60 per share constitutes a bona fide estimate of the maximum price per share. Your explanation should address the fact, as appropriate, that the $9.60 per share price was the original price paid by certain of the selling shareholders and that this prohibits them from making any profit on sales unless and until there is an active trading market. This particular fact suggests that $9.60 per share is not a bona fide estimate of the maximum offering price. Alternatively, increase the fixed price to a bona fide estimate and pay any additional filing fee.

Determination of Offering Price, page 39

2. We note your response to our prior comment 3. Please revise your disclosure here to be consistent with your disclosure on the outside cover page of the prospectus indicating that until your shares are quoted on the OTCBB, the selling stockholders will sell the shares covered by this prospectus at a fixed price.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Roland S. Chase
        SNR Denton US LLP